UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE
COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34390 / September 29, 2021

In the Matter of

MAINSTAY CBRE GLOBAL INFRASTRUCTURE
  MEGATRENDS FUND
MAINSTAY MACKAY DEFINED TERM MUNICIPAL
  OPPORTUNITIES FUND
NEW YORK LIFE INVESTMENT MANAGEMENT LLC

51 Madison Avenue
New York, New York 10010

(812-15242)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF
1940GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND
RULE 19b-1 UNDER THE ACT

MainStay CBRE Global Infrastructure Megatrends Fund, MainStay MacKay Defined Term
Municipal Opportunities Fund, New York Life Investment Management LLC filed an
application on June 28, 2021, and an amendment on July 30, 2021, requesting an order under
section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section
19(b) of the Act and rule 19b-1 under the Act. The order permits certain registered closed-end
management investment companies to pay as frequently as twelve times in any one taxable year
in respect of its common stock and as often as specified by, or determined in accordance with
the terms of, any preferred stock issued by the investment company.

On September 3, 2021, a notice of the filing of the application was issued (Investment Company
Act Release No. 34372). The notice gave interested persons an opportunity to request a hearing
andstated that an order would be issued unless a hearing was ordered. No request for a hearing
hasbeen filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
theapplication, as amended, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Actand rule 19b-1 under the Act requested by MainStay CBRE Global Infrastructure Megatrends Fund, MainStay MacKay Defined Term Municipal Opportunities Fund, New York Life Investment Management LLC (File No.812-15242) is granted, effective immediately, subject to the conditions contained in theapplication, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary